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                             February 11, 2021

       Lee Einbinder,
       Chief Executive Officer
       Finserv Acquisition Corp. II
       c/o Ellenoff Grossman & Schole LLP
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: Finserv Acquisition
Corp. II
                                                            Form S-1 filed
February 2, 2021
                                                            File No. 333-252672

       Dear Mr. Einbinder,:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed February 2, 2021, as amended

       General

   1. Please revise your filing to disclose the percentage of public shares needed to approve an acquisition if the
anchor investor purchases all shares as to which it has an interest and votes them in favor of
a transaction. Please also file the form of agreement between the anchor investors and
sponsor, which gives the investors an indirect ownership interest in founder shares and
private warrants, as an exhibit to the registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Lee Einbinder,
Finserv Acquisition Corp. II
February 11, 2021
Page 2

       You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameLee Einbinder,                          Sincerely,
Comapany NameFinserv Acquisition Corp. II
                                                          Division of
Corporation Finance
February 11, 2021 Page 2                                  Office of Real Estate
& Construction
FirstName LastName